SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.
(Amendment No. 2)*

BrightView Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 Per Share
(Title of Class of Securities)

10948C107
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	10948C107

1	NAMES OF REPORTING PERSONS

MSD Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
11,813,908

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
11,813,908

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,813,908

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.9%[1]

12	TYPE OF REPORTING PERSON*
PN

1
The percentages used herein and in the rest of this Amendment No. 2 to Schedule 13G are calculated based upon 99,300,000 shares of the Issuer’s common stock outstanding as of January 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 3, 2022.

CUSIP NO.	10948C107

1	NAMES OF REPORTING PERSONS

MSD Valley Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION		[
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
11,813,908

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
11,813,908

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,813,908

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.9%[1]

12	TYPE OF REPORTING PERSON*
PN

CUSIP NO.	10948C107

Item 1(a)	Name of Issuer:

The name of the issuer is BrightView Holdings, Inc. (the “Company”)

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Company's principal executive office is located at 980 Jolly Road, Blue Bell, Pennsylvania, 19422.

Item 2(a)	Name of Person Filing:

This Amendment No. 2 to Schedule 13G (“Amendment No. 2”) is being jointly filed by and on behalf of each of MSD Partners, L.P. ("MSD Partners") and MSD Valley Investments, LLC ("MSD Valley Investments"). MSD Valley Investments is the direct owner of the securities covered by this statement.

MSD Partners is the manager of, and may be deemed to beneficially own securities beneficially owned by MSD Valley Investments.  MSD Partners (GP), LLC ("MSD GP") is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Partners.  Each of John Phelan, Marc R. Lisker and Brendan Rogers is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD GP.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2022, a copy of which is filed with this Amendment No. 2 as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Certain of the Reporting Persons and affiliates of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) (collectively, the “Stockholders”) were previously parties to that certain Stockholders Agreement (the “Stockholders Agreement”), which contained, among other things, certain provisions relating to voting of securities of the Issuer by the parties thereto.  On May 14, 2021, in accordance with the terms of the Stockholders Agreement, MSD Partners notified the Issuer of its election to terminate (i) its right to nominate a director pursuant to Section 2.1(a) of the Stockholders Agreement and (ii) the voting agreement pursuant to Section 2.1(j) of the Stockholders Agreement, effective immediately.  As a result, the Reporting Persons are no longer deemed to be acting as a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 with the other Stockholders and/or certain of their affiliates.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of MSD Partners and MSD Valley Investments is 645 Fifth Avenue, 21st Floor, New York, New York 10022.

Item 2(c)	Citizenship:

MSD Partners is organized as a limited partnership under the laws of the State of Delaware. MSD Valley Investments is organized as a limited liability company under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”).

Item 2(e)	CUSIP No.:

10948C107

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

A.	MSD Partners, L.P.

(a)	Amount beneficially owned: 11,813,908

(b)	Percent of class: 11.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 11,813,908

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 11,813,908

B.	MSD Valley Investments, LLC

(a)	Amount beneficially owned: 11,813,908

(b)	Percent of class: 11.9%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 11,813,908

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 11,813,908

C.	MSD Partners (GP), LLC

(a)	Amount beneficially owned: 11,813,908

(b)	Percent of class: 11.9%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 11,813,908

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 11,813,908

D.	John C. Phelan

	(a)	Amount beneficially owned: 11,813,908

	(b)	Percent of class: 11.9%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 11,813,908

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 11,813,908

E.	Marc R. Lisker

	(a)	Amount beneficially owned: 11,813,908

	(b)	Percent of class: 11.9%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 11,813,908

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 11,813,908

F.	Brendan Rogers

	(a)	Amount beneficially owned: 11,813,908

	(b)	Percent of class: 11.9%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 11,813,908

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 11,813,908

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

The reporting persons’ group dissolved on May 14, 2021. Any further filings with respect to transactions in the Company’s  common stock will be filed, if required, by the group members in their individual capacity.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13G is true, complete and correct.

Date: February 14, 2022

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Valley Investments, LLC

By:	MSD Partners, L.P.
Its:	Manager

By:	MSD Partners (GP), LLC
Its:	General Partner
Title:	Manager

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

EXHIBIT INDEX
Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated February 14, 2022

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)    Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 14, 2022

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Valley Investments, LLC

By:	MSD Partners, L.P.
Its:	Manager

By:	MSD Partners (GP), LLC
Its:	General Partner
Title:	Manager

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager